July 22, 2020

VIA EDGAR

The United States Securities and

    Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-8629

Re:

Nationwide Life Insurance Company

SEC File No. 333-229802

CIK 0000205695

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company respectfully requests acceleration of the effective date of the registration statement. It is desired that the registration statement become effective on July 24, 2020.

The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the registration statement.

In addition, Nationwide Life Insurance Company acknowledges that:

●

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Please call Benjamin W. Mischnick at (614) 249-7001 should you have any questions.

Sincerely,

Nationwide Life Insurance Company

/s/ AARON MURPHY

Aaron Murphy

Associate Vice President

Product Management

cc:	Ms. Jaea Hahn

July 22, 2020

VIA EDGAR

The United States Securities and

    Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-8629

Re:

Nationwide Investment Services Corporation

SEC File No. 333-229802

CIK 0000205695

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the national distributor, respectfully requests acceleration of the effective date of the registration statement. It is desired that the registration statement become effective on July 24, 2020.

The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the registration statement.

In addition, Nationwide Investment Services Corporation acknowledges that:

●

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Please call Benjamin W. Mischnick at (614) 249-7001 should you have any questions.

Sincerely,

Nationwide Investment Services Corporation

/s/ JOHN A. REESE

John A. Reese

Associate Vice President

Finance Operations Principal

cc:	Ms. Jaea Hahn